 Exhibit 21

Subsidiaries

Subsidiary Name	Jurisdiction
ShoreTel International, Inc.	Delaware, USA
ShoreTel Pty Ltd	Australia
ShoreTel UK Ltd	UK
ShoreTel GmbH	Germany
ShoreTel Singapore Pte. Ltd.	Singapore
ShoreTel Canada Limited	Canada
ShoreTel Philippines Corporation	Philippines
ShoreTel Communications Private Limited	India
Agito Networks, Inc.	Delaware, USA
M5 Networks, LLC	Delaware, USA
M5 Callfinity, Inc.	Massachusetts, USA
M5 Acquisition Corp	Delaware, USA
M5 Telecom-USA, Inc.	Delaware, USA